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SEC FILE NUMBER
8-67502

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 3 0 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XMS CAPITAL PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 N. CLARK STREET, STE 2440
(No. and Street)

CHICAGO	ILLINOIS	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole Bergman	312-262-5647	nicole@xmscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – If individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Ste 201	Frankfort	Illinois	60423
(Address)	(City)	(State)	(Zip Code)

	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Brombach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of XMS Capital Partners, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA BAILEY
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 13, 2025

Signature: [signature]

Title:
Managing Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
XMS Capital Partners, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of XMS Capital Partners, LLC and Subsidiaries (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as XMS Capital Partners, LLC and Subsidiaries's auditor since 2013.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 24, 2023

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Current Assets	
Cash and cash equivalents	$ 5,241,603
Receivables:	
Accounts receivable	1,000,323
Due from related parties	8,004,791
Investments in common stock, at fair value	624,789
Investments in limited liability company, at fair value	49,272
Stock options in private companies	405,012
Warrants	64,807
Accrued interest	91,834
Right of use assets	114,127
Prepaid expenses and deposits	82,260
Total Current Assets	15,678,818
Property and Equipment	
Vehicles	116,343
Leasehold improvements	31,917
Office equipment	73,015
Furniture and fixtures	96,721
Less: accumulated depreciation and amortization	(204,126)
Net Property and Equipment	113,870
TOTAL ASSETS	$ 15,792,688

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$ 99,573
Income taxes payable	80,000
Deferred revenue	445,670
Current portion of operating lease liability	107,362
Total Current Liabilities	732,605
Long-Term Liabilities	
Deferred interest	118,137
Lease liabilities	13,366
Total Long-term Liabilities	131,503
Member's Equity	14,928,580
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 15,792,688

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

1 - Nature Of Business

XMS Capital Partners, LLC ("XMS") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). XMS serves clients in the United States and abroad.

XMS was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

XMS amended its membership agreement with FINRA on April 4, 2022 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

In 2012, XMS created a wholly-owned subsidiary, XMS Capital Partners Ireland Limited (Ireland Subsidiary), located in Dublin, Ireland. XMS Ireland serves clients abroad and is capitalized with 100 shares authorized at 1 Euro par value.

In 2013, XMS created a wholly-owned subsidiary, XMS Capital Partners UK Limited (UK Subsidiary), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

XMS Holdings, LLC was created on April 20, 2016 and is owned by the two members who owned XMS Capital Partners, LLC. XMS Holdings, LLC owns XMS Capital Partners, LLC and its subsidiaries and it owns XMS Asset Management, LLC which owns XA Investments, LLC.

2 - Summary Of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiaries, XMS Capital Partners Ireland Limited and XMS Capital Partners UK Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation is computed using the straight-line method over the estimated useful lives of the vehicles, office equipment, furniture and fixtures, which range from five to ten years. Leasehold Improvements are amortized over the lesser of the lease term or useful life.

2 - Summary Of Significant Accounting Policies cont.

No provision for federal taxes on income is required since the member reports its proportionate shares of taxable income in its respective income tax returns. The Company is subject to certain state taxes.

In accordance with GAAP, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2022.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2019.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses reported on the income statement. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company's investments in limited liability companies are stated at fair value at December 31, 2022.

Revenues are recognized when the control of performed services is transferred to customers in an amount that reflects consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements. The company reviews its amortization policies for revenue on an annual basis.

<u>Success Fee Revenue</u>
Success Fee revenue represents fees charged to client when an engagement has come to a close within terms of the engagement letter agreed upon with the client. The revenues are recorded on the closing date of the transaction.

<u>Consulting Fee Revenue</u>
Consulting Fee revenue represents fees charged to clients when an engagement has come to a close within terms of the engagement letter agreed upon with the client.

<u>Retainer Fee Revenue</u>
Retainer fee revenue represents fees charged to clients for an ongoing investment advice or monthly analysis being completed leading up to a success fee. Revenue on retainer fees are recognized in accordance with the terms of the engagement letter. Retainer fees often are halted if the specified engagement is not being worked on during a particular month and will remain halted until work resumes on the specified project noted per the engagement letter with the client. At December 31, 2022 there was $445,670 in deferred revenue.

2 - Summary Of Significant Accounting Policies cont.

Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined no allowance for doubtful is needed as of December 31, 2022.

In February 2016, the FASB issues ASU 842, Leases, which requires lessees to recognize most lease on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provision of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability of $120,728 on the Statement of Financial Condition at the beginning of the respective leases. The standard did not materially impact operating result or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are including below.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States, one in Dublin, Ireland and one in London, England and has credit risk for balances in excess of federally insured limits. There are three functional currency cash accounts in Dublin, Ireland; one is in Euros, one is in Sterling, and one is in USD. There are two functional currency of the cash accounts in London, England both in Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros or Sterling into U.S. dollars for the year ended December 31, 2022.

In March 2023, the Federal Reserve Board took action to address liquidity pressures on the banking system to safeguard deposits by creating the Bank Term Funding Program (BTFP). BTFP offers loans of up to one year in length to banks, savings, associations, credit unions, and other depository institutions pledging qualifying assets as collateral.

4 - Major Customers

Revenue from two clients amounted to approximately 71% of total revenue for the year ended December 31, 2022.

5 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority.

5 - Marketable Securities And Fair Value Measurements cont.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements
The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	Cost	Unrealized Gain/(Loss)	Fair Value
Cellectar Biosciences	$ 150,000	$ (132,900)	$ 17,100
Exact Sciences	443,019	113,820	556 839
Riot Blockchain	417,750	(366,900)	50,850
Total	$ 1,010,769	$ (385,980)	$ 624,789

Level 3 valuation
The value of investments in warrants are shown below is based on the valuation of shares held by the Company at the end of the year by issuer.

	Total	Unrealized (Loss)	Value
Riot Blockchain Warrants	$ 750,000	$ (742,450)	$ 64,807
Total	$ 750,000	$ (742,450)	$ 64,807

Level 3 valuation
The value of investments in stock options are shown below is based on the valuation of shares held by the Company at the end of the year by issuer.

	Total	Unrealized (Loss)	Value
Know Foods Stock Options	$ 74,997	$ 0	$ 74,997
Lafaza Stock Options	300,014		300,014
NX Prenatal Grant Options	30,000	$ 0	30,000
Total	$ 405,012	$ 0	$ 405,012

5 - Marketable Securities And Fair Value Measurements cont.

Level 3 valuation
The value of investments in private companies are shown below is based on the valuation of shares held by the Company at the end of the year by issuer.

	Total	Unrealized Gain (Loss)	Value
Konza Ventures (Seed CX)	$ 49,272	$ 0	$ 49,272

6 - Lease Commitments

The Company leases office space in Chicago, Illinois under an operating lease agreement expiring February 28, 2024, with an option to extend for 5 years. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of Credit is provided by RiverWood bank. Rent expense, including the operating and tax expenses, was $274,997 for the year ended December 31, 2022.

The Company leases office space in Boston, Massachusetts under a membership agreement expiring March 31, 2023. Rent Expense was $21,782 for the year ended December 31, 2022.

XMS Capital Partners UK Limited started renting "virtual" office space in 2015 on a month-to-month basis for 200 Sterling per month plus applicable value added tax.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded form lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in right of use (ROU) assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

6 - Lease Commitments cont.

Other information related to leases at December 31, 2022:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:

ROU assets obtained in exchange for lease obligations:
Operating leases $218,796

Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases $104,669

Weighted average remaining least term:
Operating leases – 2 years

Weighted average discount rate:
Operating leases – 5.50%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications, or reassessments. Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022 are as follows:

Year Ended December 31,	Total
2023	132,687
2024	22,196
Total undiscounted least payments	154,883
Imputed Interest	(34,155)
Total lease liabilities	$ 120,728

The total expense for the year ended December 31, 2022 relating to the office lease was $274,997.

7 - Letter of Credit

In March of 2022, the Company entered into an unsecured letter of credit with RiverWood Bank for $120,000. The letter of credit bears interest at 5.00% with an expiration date of March 2, 2023. At December 31, 2022, no amounts have been drawn on the letter of credit. In December of 2022 the Company renewed the letter of credit with the same terms and an expiration date of March 2, 2024.

8 - Defined Contribution Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. As of December 31, 2022, the employer contributions totaled $63,939.

9 - Commitments

The Company has made discretionary distributions to the members in first quarter of 2023. The amount was $500,000 for normal distributions.

10 - Related Party Transactions

The Company has related party transactions with its affiliate XA Investments, LLC ("XAI"). XA Investments, LLC is a subsidiary of XMS Holdings, LLC, which is the parent company to XMS Capital Partners, LLC. The transactions are primarily comprised of advances for payroll, rental space expense and various office expenses. As of December 31, 2022, the amount due was $6,710,479. XAI has begun to generate revenue as of October 2017. The members of XMS Holdings LLC have committed to making capital contributions to XAI if needed.

The Company has related party transactions with XMS Holdings, LLC. XMS Holdings, LLC is the parent company to XMS Capital Partners, LLC. As of December 31, 2022 the amount due was $1,289,435.

The Company has related party transactions with XMS SPAC Holdings. XMS SPAC Holdings is owned by various number of investors, 2 of which are Theodore Brombach and John Spence who own XMS Holdings, LLC. The transactions are primarily comprised of business and tax expenses. The amount due is $4,577.

The Company has related party transactions with Texas Bitcoin Mining OZC. Texas Bitcoin Mining OZC is owned by Theodore Brombach and John Spence who own XMS Holdings LLC. The amount due is $300.

11 - Net Capital Requirements

Net Capital Requirements are only calculated on XMS Capital Partners, LLC USA entity. XMS Capital Partners LLC USA is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). XMS Capital Partners USA's net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $33,189. As of December 31, 2022, XMS Capital Partners USA had net capital of $4,012,661 as calculated in accordance with Rule 15c3-1, which was $3,979,472 in excess of its required net capital. XMS Capital Partners USA's aggregate indebtedness to net capital ratio was 0.12 to 1.

12 - Subsequent Events

The Company has evaluated events through the report date, which is the date the consolidated financial statements were available to be issued.